Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						NINE MONTHS
						ENDED
	TWELVE MONTHS ENDED DECEMBER 31,					SEPTEMBER 30,
(in thousands, except ratio)	2008	2009	2010	2011	2012	2013
(Loss) income from continuing operations before taxes	$(378,571)	$(240,542)	$(80,497)	$(32,732)	$43,967	$120,468
Share of distributed loss (income) of
50%-or-less-owned affiliates,
net of equity pickup	43,926	(308)	3,705	976	(1,218)	(787)
Amortization of capitalized interest	57,700	51,477	40,791	32,068	40,612	37,153
Interest	37,348	46,949	55,615	56,635	59,503	50,874
Less: interest capitalized during the period	(44,893)	(35,931)	(31,221)	(38,032)	(42,327)	(42,303)
Interest portion of rental expense	7,114	4,354	3,733	2,360	1,976	1,563
(LOSS) EARNINGS	$(277,376)	$(174,001)	$(7,874)	$21,275	$102,513	$166,968

Interest	$37,348	$46,949	$55,615	$56,635	$59,503	$50,874
Interest portion of rental expense	7,114	4,354	3,733	2,360	1,976	1,563
FIXED CHARGES	$44,462	$51,303	$59,348	$58,995	$61,479	$52,437

(DEFICIENCY) SURPLUS	$(321,838)	$(225,304)	$(67,222)	$(37,720)	$41,034	$114,531

Ratio of earnings to fixed charges	-	-	-	-	1.67	3.18